NOVOGEN LIMITED

(ASX: NRT)

ASX RELEASE

21 October 2013

Purchase of Convertible Security

Novogen   today   announced   that   it   has   under   the   Convertible   Securities

Agreement  referred  to  in  its  announcement  of  4  July  2013,  issued  a  second

convertible  security  to  its  US  based  institutional  investor.    This  will  raise

another $1 million to fund Novogen’s continued drug development program.

The terms of the Convertible Securities Agreement remain unchanged.

Dr Graham Kelly, Novogen CEO said. “We recently announced the acquisition of  a  second  drug  technology  platform  known  as  anti-tropomyosins.  The  funds raised  through  the  issuance  of  this  convertible  security  will  be  applied  to  the development of that drug platform.”

About Novogen

Novogen Ltd is a public Australia biotechnology company whose shares trade on  both  the  Australia  Stock  Exchange  (symbol  ‘NRT’)  and  NASDAQ  (symbol

‘NVGN’).  The  company  is  based  in  Sydney,  Australia,  with  an  office  in  Ithaca,

NY,  USA.  The  Company  is  focused  on  the  development  of  drug  strategies that  will  deliver  personalized  chemotherapy  based  on  the  effective  elimination of cancer stem cells and somatic cancer cells across a range of genotypes.

Yours truly,

Lionel Mateo

Company Secretary

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077

P: +61 (0) 2 9476 0344 -  F: +61 (0) 2 9476 0388

www.novogen.com